SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Amendment No. 3

ISTA Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45031X 10 5

(CUSIP Number)

Theodore W. Baker
14 Nassau Street
Princeton, NJ 08542
(609) 921-3633

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

November 12, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No. 45031X 10 5	Schedule 13 D/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Llura L. Gund, as trustee for the Dionis Trust, the Gordon Gund -- Grant Gund Trust, the Gordon Gund -- G. Zachary Gund Trust, the Anna Barrows Beaky 1998 Trust and the Katharine Barrows Dadagian 1998 Trust.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		371,840

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		369,644

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		371,840

PERSON	10	SHARED DISPOSITIVE POWER

WITH		369,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

741,484

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.27%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 45031X 10 5	Schedule 13 D/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Grant Gund, individually, and as trustee for the Gordon Gund -- Grant Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		8,080

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		37,000

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		8,080

PERSON	10	SHARED DISPOSITIVE POWER

WITH		37,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,080

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.26%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 45031X 10 5	Schedule 13 D/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

G. Zachary Gund, individually, and as trustee for the Gordon Gund -- G. Zachary Gund Generation Skipping Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		8,080

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		25,000

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		8,080

PERSON	10	SHARED DISPOSITIVE POWER

WITH		25,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,080

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.19%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 45031X 10 5	Schedule 13 D/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gordon Gund, as trustee for the Dionis Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		-0-

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		368,644

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		-0-

PERSON	10	SHARED DISPOSITIVE POWER

WITH		368,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

368,644

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ X ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.12%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 45031X 10 5	Schedule 13 D/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard T. Watson, as trustee for the Gordon Gund -- G. Zachary Gund Generation Skipping Trust and the Gordon Gund -- Grant Gund Generation Skipping Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		-0-

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		50,000

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		-0-

PERSON	10	SHARED DISPOSITIVE POWER

WITH		50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.29%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 45031X 10 5	Schedule 13 D/A	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rebecca H. Dent, as trustee for the Gordon Gund -- Grant Gund Generation Skipping Trust, the Gordon Gund -- G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		-0-

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		62,000

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		-0-

PERSON	10	SHARED DISPOSITIVE POWER

WITH		62,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.36%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 45031X 10 5	Schedule 13 D/A	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Gund III, as trustee for the Gordon Gund -- Grant Gund Generation Skipping Trust and the Gordon Gund -- G. Zachary Gund Generation Skipping Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		-0-

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		50,000

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		-0-

PERSON	10	SHARED DISPOSITIVE POWER

WITH		50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.29%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 45031X 10 5	Schedule 13 D/A	Page 9 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gail Barrows, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		-0-

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		1,000

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		-0-

PERSON	10	SHARED DISPOSITIVE POWER

WITH		1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.006%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 10 of 11 Pages

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebeccca H. Dent, George Gund III and Gail Barrows on October 1, 2002, the Amendment No. 1 thereto filed on November 21, 2002 and the Amendment No. 2 thereto filed on February 28, 2003. Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings ascribed to them in the Schedule 13D.

     The tables of the Schedule 13D are amended and restated in their entirety as set forth herein.

Item 2 (a) — (c) of the Schedule 13D, “Identity and Background,” is hereby amended by deleting the last paragraph thereof and inserting the following:

     The Reporting Persons, in the aggregate, beneficially own 819,644 shares of Common Stock (of which 722,276 shares of Common Stock are currently outstanding, and 97,368 shares of Common Stock are issuable by ISTA upon the exercise of warrants held by certain of the Reporting Persons) or 4.7% of the Common Stock of the Issuer based on 17,367,252 shares outstanding as of November 12, 2003 as reported in the prospectus filed by the Issuer on November 12, 2003. The changes in stock numbers from the Amendment No. 2 are due to rounding errors and not to transactions in the Issuer’s Common Stock by the Reporting Persons. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

Item 5(a) — (b) of the Schedule 13D, “Interest in Securities of the Issuer,” is hereby amended by adding the following:

     Pursuant to the Exchange Act and the regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 819,644 shares of Common Stock (of which 722,276 shares of Common Stock are currently outstanding, and 97,368 shares of Common Stock are issuable by ISTA upon the exercise of warrants held by certain of the Reporting Persons) or 4.7% of the Common Stock of the Issuer based on 17,367,252 shares outstanding as of November 12, 2003 as reported in the prospectus filed by the Issuer on November 12, 2003. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

Item 5 (e) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended adding the following:

     On November 12, 2003, the Issuer registered and sold an additional 4,000,000 shares of its common stock. As a result of the sale, the Reporting Persons no longer own, in the aggregate, more than five percent (5%) of the Issuer’s common stock and as a result have no further reporting obligation under Section 13 of the Securities Exchange Act of 1934, as amended.

Item 6 of the Schedule 13D, “Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer,” is amended by adding the following:

     To the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 45031X 10 5	Schedule 13D/A	Page 11 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 17, 2004

/S/ Theodore W. Baker

Name: Theodore W. Baker
Attorney-in-Fact for the Reporting Persons

* The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons was attached to the Schedule 13D filed by the Reporting Persons on October 1, 2002 as Exhibit G.